SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission File Number 001-07845

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGGETT & PLATT, INCORPORATED FROZEN 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEGGETT & PLATT, INCORPORATED

NO. 1 LEGGETT ROAD

CARTHAGE, MISSOURI 64836

A. REQUIRED INFORMATION

FINANCIAL STATEMENTS AND REPORT OF

REGISTERED PUBLIC ACCOUNTING FIRM

LEGGETT & PLATT, INCORPORATED

FROZEN 401(k) PLAN

EIN 44-0324630 PN 026

December 31, 2003 and 2002

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Leggett & Platt, Incorporated

Frozen 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Leggett & Platt, Incorporated Frozen 401(k) Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Saint Louis, Missouri
June 18, 2004

Leggett & Platt, Incorporated

Frozen 401(k) Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2003	2002
ASSETS
Investments, at fair value	$1,831,519	$1,676,725

Total assets	1,831,519	1,676,725

NET ASSETS AVAILABLE FOR BENEFITS	$1,831,519	$1,676,725

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

Frozen 401(k) Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31,

	2003	2002
Additions
Investment income (loss)
Net appreciation (depreciation) in value of investments	$273,903	$(292,567)
Interest and dividends	15,260	13,879

Investment income (loss)	289,163	(278,688)

Contributions
Employer	—	117

Total additions	289,163	(278,571)

Deductions
Benefit payments	128,244	149,328
Administrative Fees	6,125	6,014

Total deductions	134,369	155,342

Net increase (decrease)	154,794	(433,913)

Transfers from merged plans	—	204,673
NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF PERIOD	1,676,725	1,905,965

END OF PERIOD	$1,831,519	$1,676,725

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

Frozen 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A - DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) Frozen 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective March 1, 2000 to consolidate frozen 401(k) plans of the Company’s subsidiaries and affiliates. The Plan is a defined contribution plan, covering employees who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility of Employees

Employees who were participants in a frozen 401(k) plan merged into this Plan are considered eligible.

Contributions

The Plan does not provide for participant or Company contributions to be made to the Plan other than to correct operational errors. However, pre-tax and after-tax contributions contributed to a prior plan that are transferred into this Plan will be included in this Plan. Participants direct all assets into various investment options offered by the Plan. The Plan currently offers mutual funds and common trust funds, including a unitized Leggett & Platt, Incorporated common stock fund as investment options for participants.

Vesting and Distributions

Participants are always 100% vested in their accounts. Participants with a rollover account may withdraw part or all of this account at any time for any reason. Upon termination of employment for reasons other than retirement or death, employees with account balances over $5,000 may elect to defer the distribution of their account until their normal retirement date, receive the amount as a taxable distribution, or directly roll over the amount into an individual retirement account. Participants with account balances under $5,000 will receive a lump sum taxable distribution, unless the separated employee chooses to directly roll over the amount into an individual retirement account, annuity or trust. Upon retirement or death, participants or their beneficiaries are entitled to the full value of their account. In-service withdrawals are allowed by participants after reaching age 59 1/2. In-service hardship withdrawals are also allowed by participants prior to reaching age 59 1/2, provided they meet the hardship withdrawal requirements set forth by the Plan.

Participant Loans

Participants may borrow from any vested participant account up to a maximum equal to the lesser of $50,000 (reduced by their highest outstanding loan balance during the twelve months immediately preceding the loan) or fifty percent (50%) of their vested account balance. The minimum loan amount is $500 and the interest rate will be set at the Prime Rate as quoted in the Wall Street Journal on the day the loan is processed, plus one percent (1%).

Leggett & Platt, Incorporated

Frozen 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A – DESCRIPTION OF PLAN - CONTINUED

Plan Trustee

Wachovia Bank, N.A., the sole trustee of the Plan, holds all Plan assets, executes all of the investment transactions, maintains the financial records relating to the trust, and makes all benefit payments as directed by the Plan Administrative Committee.

Administrative Expenses

Administrative expenses are paid by both L&P and the Plan. Some expenses related to the investment funds are paid from participants’ accounts and are reflected in the financial statements of the Plan. All other expenses are paid directly by L&P and are not reflected in the financial statements of the Plan.

Plan Termination

Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The market value of Plan investments is based upon quoted market prices as of the close of business on the last day of the year. Common trust funds are valued at the reported unit value, which is derived from the market value of the underlying investments. Purchases and sales of investments are recorded on a trade-date basis. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income Taxes

The Plan is a qualified tax-exempt plan under the Internal Revenue Code (IRC) and, therefore, is exempt from federal and state income taxes. A favorable determination letter was received for the Plan. The Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.

Leggett & Platt, Incorporated

Frozen 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE C – INVESTMENTS

The following presents the fair values of investments greater than 5 percent of net assets at December 31, 2003 and 2002.

	2003		2002
Stable Portfolio Group Trust	$381,779	*	$403,718	*
Diversified Bond Group Fund	44,052		124,787	*
Federated Stock Trust	302,742	*	246,537	*
Fidelity Advisors Equity Growth Fund	543,627	*	391,968	*
Dreyfus S&P Midcap Index Fund	96,493	*	48,901
Putnam International Growth Fund	105,130	*	70,496
Leggett & Platt, Incorporated Common Stock Fund	120,146	*	221,270	*

*	Represents an investment which exceeds 5 percent or greater of net assets available for Plan benefits.

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual Funds	$246,616	$(299,455)
Common Trust Funds	27,287	6,888

	$273,903	$(292,567)

Interest and dividends received on the Plan’s investments for 2003 and 2002 were $15,260 and $13,879, respectively.

Leggett & Platt, Incorporated

Frozen 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE D - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,
	2003	2002
Net assets available for benefits per the financial statements	$1,831,519	$1,676,725
Amounts allocated to withdrawing participants	—	(5,177)

Net assets available for benefits per Form 5500	$1,831,519	$1,671,548

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

Year Ended December 31, 2003
Benefits paid to participants per the financial statements	$128,244
Less: Amounts allocated to withdrawing participants at December 31, 2002	(5,177)

Benefits paid to participants per Form 5500	$123,067

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE E - PARTIES-IN-INTEREST TRANSACTIONS

At December 31, 2003 and 2002, the Plan held units of participation in investment funds of Wachovia Bank, N.A. with a total market value of $651,009 and $837,009, respectively. In addition, the Plan held investments in loans to participants at December 31, 2003 and 2002 with a total market value of $45,000 and $55,073, respectively. During the year ended December 31, 2003, the Plan made new loans of $7,242. The Plan also received loan principal and interest repayments of $20,342. During the year ended December 31, 2002, the Plan made new loans of $26,202 and received loans in the amount of $14,881 from a merged plan. The Plan also received loan principal and interest repayments of $21,447 and forgave loans in the amount of $145. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA and the regulations promulgated thereunder.

SUPPLEMENTAL SCHEDULES

Leggett & Platt, Incorporated

Frozen 401(k) Plan

EIN 44-0324630 PN 026

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue	Description of Investment Account	Current Value
* Wachovia Bank, N.A.	Leggett & Platt, Incorporated Common Stock Fund	$120,146
* Wachovia Bank, N.A.	Stable Portfolio Group Trust	381,779
* Wachovia Bank, N.A.	Diversified Bond Group Fund	44,052
Columbia	Small Cap Fund	20,670
Federated	Federated Stock Trust	302,742
Fidelity	Fidelity Advisors Equity Growth Fund	543,627
* Wachovia Bank, N.A.	Enhanced Stock Market Fund	60,132
Dreyfus	Dreyfus S&P Midcap Index Fund	96,493
Van Kampen	Van Kampen Equity and Income Fund	66,848
* Wachovia Bank, N.A.	Evergreen Special Equity Fund	44,900
Putnam	Putnam International Growth Fund	105,130
* Various Participants	Participant Loans with interest rates set at the Prime Rate plus 1%	45,000

		$1,831,519

*	Investments in securities of parties-in-interest to the Plan.

B.	Exhibit List.

Exhibit 23    Consent of PricewaterhouseCoopers LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LEGGETT & PLATT, INCORPORATED FROZEN 401(k) PLAN

Date: June 22, 2004	By:	/s/ John A. Hale
John A. Hale
Vice President and
Chair of Plan Administrative Committee

Date: June 22, 2004	By:	/s/ Ernest C. Jett
Ernest C. Jett
Vice President- General Counsel and
Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Document Description
Exhibit 23	Consent of PricewaterhouseCoopers LLP